                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       ASCHE TRANSPORTATION SERVICES, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.0001
                         (Title of Class of Securities)

                                    04362T100
                                 (Cusip Number)


                              KEVIN C. DOOLEY, ESQ.
                     SENIOR VICE PRESIDENT AND LEGAL COUNSEL
                             CHURCHILL CAPITAL, INC.
                            3100 METROPOLITAN CENTRE
                              333 SOUTH 7TH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 673-6708

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 AUGUST 17, 1999
             (Date of event which requires filing of this statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d1(f) or 13d1(g), check the following box. |_|

-------------------                                      ---------------------
CUSIP No.04362T100                   13D                 Page 2 of 12 Pages
============ ==================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             CHURCHILL ENVIRONMENTAL & INDUSTRIAL EQUITY PARTNERS, L.P.
============ ==================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)/ /
                                                                 (b)/ /
============ ==================================================================
    3.
             SEC USE ONLY

============ ==================================================================
    4.
             SOURCES OF FUNDS
             OO
============ ==================================================================
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                         / /
============ =================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
========================= =====================================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

                          =====================================================
                            8.
                                  SHARED VOTING POWER

                                  2,763,566
                          =====================================================
                            9.
                                  SOLE DISPOSITIVE POWER
                          =====================================================
                           10.    SHARED DISPOSITIVE POWER
============ ==================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,763,566
============ ==================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES
                                                                       / /
============ ==================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             47%
============ ==================================================================
    14.
             TYPE OF REPORTING PERSON

             PN
============ ==================================================================

-------------------                                         -------------------
CUSIP No. 04362T100                   13D                   Page 3 of 12 Pages

============ ==================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             CHURCHILL CAPITAL ENVIRONMENTAL , L.L.C.
============ ==================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)/ /
                                                                 (b)/ /
============ ==================================================================
    3.
             SEC USE ONLY

============ ==================================================================
    4.
             SOURCES OF FUNDS
             OO
============ ==================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                     / /
============ ==================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
===============================================================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          =====================================================
                            8.    SHARED VOTING POWER

                                  2,763,566
                          =====================================================
                            9.    SOLE DISPOSITIVE POWER


                          =====================================================
                           10.    SHARED DISPOSITIVE POWER


============ ==================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,763,566
============ ==================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES
                                                              / /
============ ==================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             47%
============ ==================================================================
    14.
             TYPE OF REPORTING PERSON

             CO
============ ==================================================================

-------------------                                        --------------------
CUSIP No.04362T100                   13D                   Page 4 of 12 Pages
============ ==================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             CHURCHILL CAPITAL, INC.
============ ==================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)/ /
                                                                 (b)/ /
============ ==================================================================
    3.       SEC USE ONLY

============ ==================================================================
    4.       SOURCES OF FUNDS
             OO
============ ==================================================================
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                  / /
============ ==================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             MINNESOTA
===============================================================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          =====================================================
                            8.    SHARED VOTING POWER

                                  2,763,566
                          =====================================================
                            9.    SOLE DISPOSITIVE POWER


                          =====================================================
                           10.    SHARED DISPOSITIVE POWER

============ ==================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,763,566
============ ==================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                        / /
============ ==================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             47%
============ ==================================================================
    14.      TYPE OF REPORTING PERSON

             CO
============ ==================================================================

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of Common Stock, $.0001 par value per share ("Common Stock") of Asche Transportation Services, Inc., a Delaware corporation (the "Issuer"), with principal offices located at 10214 North Mount Vernon Road, Shannon, Illinois 61078.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Schedule 13D is being filed by Churchill Environmental & Industrial Equity Partners, L.P., a Delaware limited partnership ("CEIP"), Churchill Capital Environmental, L.L.C., a Delaware limited liability company ("CCE") and Churchill Capital, Inc., a Minnesota corporation ("CCI," and together with CEIP and CCE, the "Reporting Persons"). The Agreement between the Reporting Persons relating to the joint filing of this schedule is attached as
Exhibit 7.1 hereto.

         CEIP, organized as a Delaware limited partnership, is a private investment partnership fund with offices in Minneapolis, Minnesota and New York City, New York. CEIP provides bridge senior debt, subordinated debt, preferred stock and common equity for owner recapitalizations, management buyouts, capital for growth, and for platform consolidation strategies within specific sectors of the environmental industry. As of July 31, 1999, CEIP has closed on two investment transactions aggregating $23,250,000. CEIP is the fifth investment fund organized by CCI. CEIP's principal executive offices are located at 3100 Metropolitan Centre, 333 South 7th Street, Minneapolis, Minnesota, 55402.

         CCE is a Delaware limited liability company. CCE is the general partner of CEIP, and it's principal business is serving as the general partner for CEIP. CCE's principal executive offices are located at 3100 Metropolitan Centre, 333 South 7th Street, Minneapolis, Minnesota, 55402.

         CCI is a Minnesota corporation. CCI is the managing agent of CCE. CCI's principal business is performing the underwriting, administrative and management duties associated with the responsibilities of CCE, as the general partner of CEIP and serving in a similar capacity for other private investment partnership funds. CCI's principal executive offices are located at 3100 Metropolitan Centre, 333 South 7th Street, Minneapolis, Minnesota, 55402. As of September
16, 1999, John J. Fauth owns 72.4% of the outstanding equity of CCI.

         Schedule I hereto sets forth the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of CCE's and CCI's directors and executive officers.

         (d)-(e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         CEIP and the persons set forth on Schedule II hereof (collectively, referred to herein as the "Stockholders"), have entered into the Voting Agreements described in Item 4 below. As a result, CEIP, CCE, and CCI may be deemed to have beneficial ownership of approximately 47% of the Issuer's Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On August 17, 1999, CEIP, the Issuer and certain of its subsidiaries entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"). The Stock Purchase Agreement provides, among other things, that the Issuer will sell to CEIP (the "Churchill Transaction") either (A) 2,666,667 shares of Common Stock at a price of $4.50 per share in cash if the average closing price of the Common Stock on the NASDAQ for the ten consecutive trading days immediately preceding the closing date of the Churchill Transaction is less than $5.00 per share, or (B) 2,400,000 shares at a price of $5.00 per share in cash if the average closing price of the Common Stock on the NASDAQ for the ten consecutive trading days immediately preceding the closing date of the Churchill Transaction is equal to, or greater than $5.00 per share (the "Initial Shares"). The Stock Purchase Agreement also requires the Issuer to issue to CEIP additional shares of Common Stock (the "Additional Shares") if the highest average closing price on the NASDAQ of the Company's Common Stock for any ten consecutive trading days beginning on September 1, 2000 and ending on November 1, 2000 (the "Measurement Period") is less than (i) $6.50 (if the initial purchase price for the Common Stock is $4.50 per share) or (ii) $7.00 (if the initial purchase price for the Common Stock is $5.00 per share). The Stock Purchase Agreement further provides that prior to the closing of the Churchill Transaction, the Issuer shall take all steps necessary to increase the size of its Board of Directors (the "Board") from nine (9) members to fifteen (15) members and to elect four (4) new members to the Board who shall take office effective upon the closing of the Churchill Transaction and shall be designated by CEIP (the "Churchill Designees"). The Stock Purchase Agreement and the Churchill Transaction are conditioned upon, among other things, the approval of the stockholders of the Issuer and the Issuer entering into a Registration Rights Agreement with CEIP and an Advisory Services Agreement with CCI. Pursuant to the Registration Rights Agreement, the Issuer would grant CEIP demand and piggyback registration rights with respect to the shares of Common Stock acquired by CEIP in the Churchill Transaction. Pursuant to the Advisory Services Agreement, the Issuer would retain CCI to provide management and financial advisory services to the Issuer and its subsidiaries for a monthly management fee.

         In connection with, and as a condition to, the execution and delivery of the Stock Purchase Agreement, CEIP and the Stockholders entered into voting agreements, each dated August 17, 1999 (each a "Voting Agreement," and collectively, the "Voting Agreements"). The Voting Agreements relate to an aggregate 2,763,566 shares of the Issuer's Common Stock owned by the Stockholders which represents approximately 47% of the shares of Common Stock outstanding. Pursuant to the Voting Agreements each Stockholder has agreed, among other things, that for so long as the Stockholder holds any shares of Common Stock, at any meeting of the holders of Common Stock, however called, or in connection with any written consent of the holders of Common Stock, the Stockholder shall vote (or cause to be voted) all shares of Common Stock held of record or beneficially owned by the Stockholder (collectively, the "Shares"):
(i) in favor of an amendment to the Issuer's charter which would increase the Issuer's authorized capital stock from 10,000,000 to 20,000,000 shares; (ii) in favor of the Churchill Transaction and the execution and delivery by the Issuer of the Stock Purchase Agreement and the agreements related thereto, the approval of the terms thereof and each of the other transactions and actions contemplated thereby (and the matters related to the consummation thereof); (iii) in favor of the appointment of the Churchill Designees to the Board, as contemplated by the Stock Purchase Agreement; (iv) in favor of amendments to the Issuer's charter and by-laws which would increase the size of the Board to a maximum of fifteen
(15) members; (v) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Stock Purchase Agreement or the agreements related thereto or of the Stockholder under the Voting Agreement or that would result in any of the conditions to the obligations of the Issuer under the Stock Purchase Agreement not being fulfilled; and (vi) until the Churchill Transaction shall have been duly approved by the holders of Common Stock, and except as otherwise agreed to in writing in advance by CEIP, against each of the following actions (other than the transactions contemplated by, or required by, the Stock Purchase Agreement and the agreements related thereto):
(A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries; (C) any change in a majority of the persons who constitute the board of directors of the Issuer; (D) any change in the present capitalization of the Issuer or any amendment to the Issuer's charter or by-laws; (E) any other material change in the Issuer's corporate structure or business; or (F) any other action involving the Issuer or its subsidiaries which is intended, or could reasonably be expected to impede, interfere with, delay, postpone, or materially adversely affect the transactions contemplated by the Stock Purchase Agreement, the agreements related thereto and the Voting Agreements. Each of the Voting Agreements, other than the Voting Agreement executed by James A. Jalovec, terminates upon the termination of the Stock Purchase Agreement. Mr. Jalovec's Voting Agreement terminates on January 1, 2000 (if the Churchill Transaction shall not have occurred on or before December 31, 1999), or the end of the Measurement Period (if the closing of the Churchill Transaction shall have occurred on or before December 31, 1999).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of September 16, 1999, the Reporting Persons owned no shares of Common Stock. However, as of September 16, 1999, under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), CEIP, CCE and CCI may be deemed to have beneficial ownership of the Shares pursuant to the Voting Agreements, which require the Stockholders to vote in favor of the Churchill Transaction and the Stock Purchase Agreement. CEIP, by virtue of the Voting Agreements, has the power to direct the voting of the Shares. CCE, as the general partner of CEIP, may be deemed to have the power to direct the voting of the Shares. CCI, as the managing agent of CCE, may be deemed to have the power to direct the voting of Shares. The Shares constitute approximately 47% of the shares of Common Stock outstanding.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 16, 1999



                                    CHURCHILL ENVIRONMENTAL & INDUSTRIAL EQUITY
                                    PARTNERS, L.P., a Delaware limited
                                    partnership


                                    By Churchill Capital Environmental, L.L.C., a Delaware limited liability company


                                        Its General Partner


                                             By Churchill Capital, Inc.


                                                  Its Managing Agent


                                                By: /s/ Kevin C. Dooley
                                                  ---------------------------
                                                    Name: Kevin C. Dooley
                                                    Title: Senior Vice President
                                                           and Legal Counsel

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 16, 1999



                                    CHURCHILL CAPITAL ENVIRONMENTAL, L.L.C.


                                          By Churchill Capital, Inc.


                                              Its Managing Agent


                                              By: /s/ Kevin C. Dooley
                                                 ------------------------------
                                                 Name: Kevin C. Dooley
                                                 Title: Senior Vice President
                                                        and Legal Counsel

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 16, 1999



                                        CHURCHILL CAPITAL, INC.


                                             By: /s/ Kevin C. Dooley
                                                -------------------------------
                                                Name: Kevin C. Dooley
                                                Title: Senior Vice President
                                                       and Legal Counsel

                                   SCHEDULE I

                            INFORMATION REGARDING THE
            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

         Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of CCE and CCI. Unless otherwise indicated, each person identified below is employed by CCE and CCI respectively. The principal business address of Churchill Capital Environmental, L.L.C. ("CCE") and, unless otherwise indicated, each person identified as an officer of CCE, is 3100 Metropolitan Centre, 333 South 7th Street, Minneapolis, Minnesota, 55402. The principal business address of Churchill Capital, Inc. ("CCI") and, unless otherwise indicated, each person identified as an officer or director of CCI, is 3100 Metropolitan Centre, 333 South 7th Street, Minneapolis, Minnesota, 55402. Unless otherwise indicated, all persons identified below are United States citizens.

       Name                              Present Office/Principal
      --------                           Occupation or Employment
                                         ------------------------

CEIP
---
There are no executive officers or directors of
CEIP, CCE is the sole general partner of CEIP.

CCE
---
       Manager:                          Churchill Capital, Inc.
       --------

       Executive Officers:
       -------------------
       Michael J. Hahn                   President and Chief Executive Officer of CCE

       Steven D. Larson                  Treasurer of CCE

       Joseph G. Kohler                  Secretary of CCE

CCI
---
       Directors:
       ----------
       John J. Fauth                     Chairman and Chief Executive Officer of
                                         Churchill Industries, Inc. and Chairman of
                                         CCI

       Conley Brooks Jr.                 President of Brooks Associates, Inc.
       Brooks Associates, Inc.
       510 Baker Building
       702 Second Avenue South
       Minneapolis, MN 55402

       Michael J. Hahn                   President and Chief Executive Officer of
                                         CCI
       Executive Officers:
       -------------------
       John J. Fauth                     Chairman of CCI

       Michael J. Hahn                   President and Chief Executive Officer of CCI

       Steven D. Larson                  Treasurer of Churchill Industries, Inc. and Treasurer
                                         of CCI

       Joseph G. Kohler                  General Counsel and Secretary of
                                         Churchill Industries, Inc. and
                                         General Counsel and Secretary of
                                         CCI

                                   SCHEDULE II

                        RECORD OWNERSHIP OF COMMON STOCK

Stockholders                                         Shares
------------                                       ----------
Larry L. Asche                                        418,011
Diane L. Asche                                        416,342
Kevin M. Clark                                        410,956
Richard S. Baugh                                      115,075
Gary I. Goldberg                                      111,932
James A. Jalovec                                    1,291,250

                                  EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------
Exhibit 7.1                Joint Filing Agreement, dated September 16, 1999, by and among Churchill Environmental & Industrial
                           Equity Partners, L.P., Churchill Capital Environmental, L.L.C. and Churchill Capital, Inc.

Exhibit 7.2                Stock Purchase Agreement, by and between Asche Transportation Services, Inc., Specialty Transportation
                           Services, Inc., Asche Transfer, Inc., AG Carriers, Inc. and Churchill Environmental & Industrial Equity
                           Partners, L.P., dated August 17, 1999.

Exhibit 7.3                Voting Agreement, dated August 17, 1999, by and among Larry L. Asche and Churchill Environmental &
                           Industrial Equity Partners, L.P.

Exhibit 7.4                Voting Agreement, dated August 17, 1999, by and among Diane L. Asche and Churchill Environmental &
                           Industrial Equity Partners, L.P.

Exhibit 7.5                Voting Agreement, dated August 17, 1999, by and among Kevin M. Clark and Churchill Environmental &
                           Industrial Equity Partners, L.P.

Exhibit 7.6                Voting Agreement, dated August 17, 1999, by and among Richard S. Baugh and Churchill Environmental &
                           Industrial Equity Partners, L.P.

Exhibit 7.7                Voting Agreement, dated August 17, 1999, by and among Gary I. Goldberg and Churchill Environmental &
                           Industrial Equity Partners, L.P.

Exhibit 7.8                Voting Agreement, dated August 17, 1999, by and among James A. Jalovec and Churchill Environmental &
                           Industrial Equity Partners, L.P.